EXHIBIT 99.1

September 27, 2005

Dear Spacelabs Medical Stock Option Holder:

We have just announced our intention to combine the OSI healthcare companies to comprise a single organization under the name Spacelabs Healthcare, Inc., or “SHI”. SHI will include Spacelabs Medical, Blease, Dolphin and Osteometer. We have further announced that we intend to list shares in SHI on AIM, a subsidiary of the London Stock Exchange, and to make a public offering in the U.K. of SHI shares under the auspices of AIM. While we believe strongly in this course of action, the latter two events are not entirely within our control, and we cannot assure you of their completion. However, the combination of the healthcare companies under SHI is within our control, and would be of benefit in and of itself, and will therefore proceed.

These plans will directly affect you as a holder of stock options potentially exercisable for stock in Spacelabs Medical, Inc. Because Spacelabs Medical, Inc. will be a wholly-owned subsidiary of SHI, and it is our intention to take SHI public, it would be more beneficial for you to have stock options in SHI stock as compared to Spacelabs Medical stock. Primarily this is because, as a prospectively public stock, there would (in time) be a market for SHI shares. On the other hand, we have no current intention to list Spacelabs Medical shares, and so there will be no ready market for those shares in the foreseeable future.

Therefore, we will be establishing a mechanism by which you will be able to exchange your current stock options on Spacelabs Medical shares for a new stock option on SHI shares. This includes any options in OSI stock convertible for Spacelabs Medical stock options. Your vesting schedule will not change—if you are currently vested in Spacelabs Medical stock options, after the exchange an equivalent proportion of your SHI stock options will be vested. In the near future, you will receive paperwork describing the exchange in more detail and how you can effectuate the exchange.

We are optimistic about the prospective listing and public offering of SHI stock. We hope that this listing and public offering would bring you one step closer to realizing the potential value in your stock option. However, as a caveat, the listing on AIM means that, as far as we can conservatively foresee at the moment, there will not be a domestic U.S. market for SHI stock for the first year after the listing. During that period of time in which there is no ready domestic U.S. market for SHI stock, U.S. residents who exercise their SHI options may have difficulty finding a buyer for their shares. And, as always, while we have confidence in our business, it is impossible to predict the future value of stock.

We look forward to what we hope will be a successful outcome of our plans. The most critical element of that success, of course, will be the success of the business itself—a goal in which you play an important part. I appreciate your continued hard work and dedication to that goal.

Sincerely,

DEEPAK CHOPRA

Chief Executive Officer